Exhibit 99.1

Newmont Receives Mexican Anti-Trust Approval for its Pending Acquisition of Goldcorp

VANCOUVER, March 25, 2019 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") announced today that Newmont Mining Corporation (NYSE: NEM) ("Newmont") has been granted clearance by the Comisión Federal de Competencia Económica ("COFECE") with respect to its pending acquisition of Goldcorp, as previously announced on January 14, 2019.

Goldcorp will be holding a special meeting (the "meeting") of shareholders on April 4, 2019. The purpose of the meeting is to seek approval for the proposed plan of arrangement with Newmont, as previously announced on January 14, 2019.

Meeting materials, together with an investor presentation and other information, are also available on Goldcorp's website and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Goldcorp encourages shareholders to read the meeting materials in detail. To ensure that your Goldcorp shares will be represented at the special meeting, shareholders should carefully follow the voting instructions provided in the meeting materials. The deadline for the receipt of proxies is 9:00am PT on April 2, 2019.

Goldcorp expects that following a positive shareholder vote on the scheduled dates, Newmont could complete the acquisition of Goldcorp as of April 18, 2019.

Recommendation of the Board of Directors
After consulting with its financial and legal advisors and following careful consideration, the Board of Directors has unanimously recommended that Goldcorp shareholders vote FOR the proposed plan of arrangement with Newmont.

Shareholder Questions and Assistance
If you have any questions or require assistance voting your shares, please contact our proxy solicitation agent, Kingsdale Advisors, at 1-800-775-4067 toll-free in North America, or call collect outside North America at +1-416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements relating to the expected timing and closing of the proposed transaction, including receipt of required approvals and satisfaction of other customary closing conditions; estimates of future production, including expected annual production range and reserve base; estimates of future capital expenditures; and expectations of future plans and benefits. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, delays or failure to obtain the required approvals; competitive responses to the announcement of the transaction; litigation or challenges to the proposed transaction; changes to the current scientific and technical information; permitting, development, operations and expansion of Newmont's and Goldcorp's operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; planning and integration assumptions; gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Newmont's and Goldcorp's businesses; the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Newmont's and Goldcorp's ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Newmont's common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Newmont's and Goldcorp's resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com

View original content:http://www.prnewswire.com/news-releases/newmont-receives-mexican-anti-trust-approval-for-its-pending-acquisition-of-goldcorp-300817589.html

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/25/c8524.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 08:00e 25-MAR-19